October 9, 2009

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.—Mailstop 4720
Washington, D.C.   20549

Attention:             Jim B. Rosenberg, Senior Assistant Chief Accountant
James Peklenk, Staff Accountant
Mary Mast, Senior Accountant

Re:         Heska Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 11, 2009
File No. 000-22427

Ladies and Gentlemen:

Heska Corporation (“Heska” or the “Company”) hereby respectfully requests an additional extension of the deadline to respond to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in the letter dated September 18, 2009 in connection with the above-referenced report on Form 10-K (the “Report”) due to personnel resource limitations related to the close of Heska's third fiscal quarter of 2009.  We respectfully request the Staff to extend its current deadline for submission of the Company’s responses to October 16, 2009, noting that the Company fully expects to be able to file its responses prior to this date.

Thank you for consideration of the Company’s request.  Please contact me at 970-493-7272, extension 4105, if you have any questions regarding the above request.

Sincerely,
/s/ Jason Napolitano JASON NAPOLITANO
Executive Vice President, Chief Financial Officer and Secretary